UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                            MERCHANTONLINE.COM, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                          Common Stock, $.001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   588200 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               December 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]  Rule 13d-1(b)
         [ ]  Rule 13d-1(c)
         [X]  Rule 13d-1(d)

CUSIP Number:  588200 10 5

--------------------------------------------------------------------------------
1        Names of Reporting Persons
                  Dereck B. Clark
         I.R.S. Identification Nos. of Above Persons (entities only)
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group
                  (a) [ ]
                  (b) [ ]
--------------------------------------------------------------------------------
3        SEC Use Only
--------------------------------------------------------------------------------
4        Citizenship or Place of Organization
                  USA
--------------------------------------------------------------------------------
Number of               5       Sole Voting Power
Shares                                                              2,000,000
Beneficially                    ------------------------------------------------
Owned by                6       Shared Voting Power
Each Reporting                                                      5,384,354
Person With:                    ------------------------------------------------
                        7       Sole Dispositive Power
                                                                    2,000,000
                                ------------------------------------------------
                        8       Shared Dispositive Power
                                                                    5,384,354
--------------------------------------------------------------------------------
9        Aggregate Amount Beneficially Owned by Each Reporting Person
                  7,384,354
--------------------------------------------------------------------------------
10       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                  [ ]
--------------------------------------------------------------------------------
11       Percent of Class Represented by Amount in Row (9)
                  11.7%(1)
--------------------------------------------------------------------------------
12       Type of Reporting Person
                  IN
--------------------------------------------------------------------------------



--------------------------
(1) Calculated on the basis of 61,172,218 shares of Common Stock outstanding on December 31, 2000.

ITEM 1(a).        NAME OF ISSUER:

                  MerchantOnline.com, Inc.

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  2400 West Dunlap, Suite 100
                  Phoenix, AZ 85021

ITEM 2(a).        NAME OF PERSON FILING:

                  Dereck B. Clark

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  902 Clint Moore Road, Suite 114
                  Boca Raton, FL  33487

ITEM 2(c).        CITIZENSHIP:  SEE ITEM 4 ON COVER PAGE

                  USA

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, $.001 Par Value

ITEM 2(e).        CUSIP NUMBER:

                  90136Q100

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

                  Not applicable.

ITEM 4.           OWNERSHIP:

         (a)      Amount Beneficially Owned:    7,384,354 shares.
                                            -------------------------

         (b)      Percent of Class: 11.7%(1)
                                    --------

--------------------------
(1) Calculated on the basis of 61,172,218 shares of Common Stock outstanding on December 31, 2000.

                  (c)      Number of shares as to which such person has:

                           (i) sole power to vote or to direct to vote 2,000,000 shares
                                    ----------------

                           (ii) shared power to vote or to direct the vote 5,384,354 shares
                                    ----------------

                           (iii) sole power to dispose or to direct the disposition of 2,000,000 shares
                                                   ----------------

                           (iv) shared power to dispose or to direct disposition of 5,384,354 shares
                                                   ----------------

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP:

                  Not applicable.

ITEM 10.          CERTIFICATION:

                  Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 9, 2000.                        /s/ DERECK B CLARK
                                                 --------------------------
                                                 Dereck B. Clark